INTERACTIVE BROKERS CORP.
(SEC I.D. No. 8-53615)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53615

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INTERACTIVE BROKERS CORP.

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 PICKWICK PLAZA
(No. and Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DENIS MENDONCA	203-618-5881	dmendonca@ibkr.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DELOITTE & TOUCHE LLP
(Name – if individual, state last, first, and middle name)

30 ROCKEFELLER PLAZA	NEW YORK	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

10/20/03	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Paul J. Brody, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Interactive Brokers Corp. (the "Company") as of and for the year ended December 31, 2024, is true and correct. I further affirm that neither the Company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Director

[signature] 2/27/2025

Notary Public

Matthew Evan Wolfson
Notary Public, State of Connecticut
Commission Expires October 31, 2026

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to statement of financial condition.

☐ (c) Statement of income.

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Interactive Brokers Corp.
Table of Contents



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel.: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and the Stockholder of Interactive Brokers Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Interactive Brokers Corp. (the "Company") as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2025

We have served as the Company's auditor since 2002.

Interactive Brokers Corp.
Statement of Financial Condition
As of December 31, 2024

(Dollars in thousands)

Assets

Cash	$	53,116
Financial instruments owned, at fair value		10,873
Receivables from affiliates		31,176
Property and equipment, net		17,190
Right-of-use assets		9,476
Other assets		9,992
Total assets	$	131,823

Liabilities and stockholders' equity

Liabilities

Financial instruments sold, but not yet purchased, at fair value	$	10,901
Accounts payable, accrued expenses and other liabilities		10,019
Payables to affiliates		33,146
Lease liabilities		9,677
Total liabilities		63,743

Stockholders' equity

Common stock, $0.01 par value per share		—
Additional paid-in capital		27,292
Retained earnings		40,788
Total stockholders' equity		68,080
Total liabilities and stockholders' equity	$	131,823

See accompanying notes to the statement of financial condition.

Interactive Brokers Corp.
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands, unless otherwise noted)

1. Organization and Nature of Business

Interactive Brokers Corp. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and of the National Futures Association ("NFA").

The Company is a member of the Chicago Board Options Exchange and executes options transactions for its affiliate, Interactive Brokers LLC ("IB LLC"), on an agency basis, and acts as counterparty for IB LLC's customers trading of certain equity instruments, including fractional shares. The Company also provides technical co-location services to IB LLC.

The Company is wholly owned by IB Exchange Corp. (the "Parent"), which is wholly owned and consolidated by IBG LLC, a Connecticut limited liability company. The Company has several affiliates which are also majority owned by the Parent. The Parent and its subsidiaries, including the Company, are consolidated by Interactive Brokers Group, Inc. ("IBG, Inc."), a publicly traded U.S. corporation.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and has been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Therefore, actual results could differ materially from those estimates. Such estimates include the useful lives of property and equipment, compensation and other accruals, current and deferred income taxes, and contingency reserves.

Fair Value

The Company applies the fair value hierarchy in accordance with FASB ASC Topic 820, "Fair Value Measurement" ("ASC Topic 820"), to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 — Quoted prices for similar assets in an active market, quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 — Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

Cash

Cash consists of deposits with banks. At December 31, 2024, cash was held at one major financial institution. Cash on deposit exceeds federal insurance limits.

Financial Instruments at Fair Value

Financial instrument transactions are accounted for on a trade date basis. Financial instruments owned are stated at fair value based upon quoted market prices, or if not available, are valued by the Company based on internal estimates (see *Fair Value* above).

Interactive Brokers Corp.
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands, unless otherwise noted)

Property and Equipment

Property and equipment consist of purchased technology hardware and software, leasehold improvements, computer software, and office furniture and equipment.

Property and equipment are recorded at historical cost, less accumulated depreciation. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method. Property and equipment are depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years. Fully depreciated assets are retired periodically throughout the year.

Leases

The Company reviews all relevant contracts to determine if the contract contains a lease at its inception date. A contract contains a lease if the contract conveys to the company the right to control the use of an underlying asset for a period of time in exchange for consideration. If the Company determines that a contract contains a lease, it recognizes, in the statement of financial condition, a lease liability and a corresponding right-of-use asset on the commencement date of the lease. The lease liability is initially measured at the present value of the future lease payments over the lease term using the rate implicit in the lease or, if not readily determinable, the Company's secured incremental borrowing rate. An operating lease right-of-use asset is initially measured at the value of the lease liability minus any lease incentives and initial direct costs incurred plus any prepaid rent.

The Company's leases are classified as operating leases and consist of real estate leases for office space, data centers and other facilities. Each lease liability is measured using the Company's secured incremental borrowing rate, which is based on an internally developed yield curve using interest rates of third parties' corporate debt issued with a similar risk profile as the Company and a duration similar to the lease term. The Company's leases have remaining terms of one to three years, some of which include options to extend the lease term, and some of which include options to terminate the lease upon notice. The Company considers these options when determining the lease term used to calculate the right-of-use asset and the lease liability when the Company is reasonably certain it will exercise such option.

The Company's operating leases contain both lease components and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the underlying assets, such as common area maintenance and other management costs. The Company elected to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, the Company includes the fixed payments and any payments that depend on a rate or index that relate to the lease and non-lease components in the measurement of the lease liability. Some of the non-lease components are variable and not based on an index or rate, and as a result, are not included in the measurement of the right-of-use asset or lease liability.

Stock-Based Compensation

The Company follows FASB ASC Topic 718, "Compensation - Stock Compensation" ("ASC Topic 718"), to account for its employees' participation in IBG, Inc.'s stock-based compensation plans. ASC Topic 718 requires all share-based payments to employees to be recognized in the statement of financial condition using a fair value-based method. Grants, which are denominated in U.S. dollars, are communicated to employees in the year of the grant, thereby establishing the fair value of each grant.
Awards granted under stock-based compensation plans are subject to the plans' post-employment provisions in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will be eligible to earn 50% of previously granted but not yet earned awards, unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of previously granted but not yet earned awards.

Interactive Brokers Corp.
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands, unless otherwise noted)

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes" ("ASC Topic 740"). The Company's deferred tax assets and liabilities, and reserves for unrecognized tax benefits are based on enacted tax laws and reflect management's best assessment of estimated future taxes to be paid. Determining income requires significant judgment and estimates.

Deferred income tax assets and liabilities arise from temporary differences between the tax and the statement of financial condition recognition of underlying assets and liabilities. In evaluating the ability to recover deferred tax assets within the jurisdictions from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and results of recent operations.

The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations. Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future.

The Company records tax liabilities in accordance with ASC Topic 740 and adjusts these liabilities when management's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in payments that are different from the current estimates of these tax liabilities.

The Company recognizes a tax benefit from an uncertain tax position only when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. A tax position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement.

The Company's federal and certain state tax returns are filed on a consolidated basis by its Parent, along with other affiliates.

Interactive Brokers Corp.
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands, unless otherwise noted)

FASB Standards Adopted During 2024

Standard	Summary of guidance	Effect on statement of financial condition
Segment Reporting (Topic 280) *Issued November 2023*	• Requires public entities with a single reportable segment to provide all new and existing segment disclosures required by FASB ASC Topic 280, "Segment Reporting". • Requires public entities to disclose significant segment expenses that are regularly reported to the chief operating decision maker("CODM") and included within each measure of segment profit or loss, as well as the title and position of the CODM and an explanation on how the CODM uses segment profit and loss in assessing segment performance.	• Effective date: January 1, 2024. • The Company has determined that it has a single reportable segment and has included the required disclosures in the notes to the statement of financial condition - see Note 11 – Segment Reporting and Geographic Information.

FASB Standards issued but not adopted as of December 31, 2024

Standard	Summary of guidance	Effect on statement of financial condition
Income Taxes (Topic 740) *Issued December 2023*	• Requires companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. • Requires companies to disclose the amount of income taxes paid disaggregated by federal, state, and foreign taxes and amount of income taxes paid disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid. • Requires companies to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign.	• Effective date: January 1, 2025. The Company is currently assessing the impact to its statement of financial condition.
Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) *Issued November 2024*	• Requires companies to disclose the amounts of employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. • Requires companies to include certain amounts already required to be disclosed under current U.S. GAAP in the same disclosure as the other disaggregation requirements. • Disclose the total amount of selling expenses and the company's definition of selling expenses. • Requires companies to disclose a qualitative description of amounts remaining in relevant expense captions that are not separately disaggregated.	• Effective date: January 1, 2027. • The Company is currently assessing the impact to its statement of financial condition.

Interactive Brokers Corp.
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands, unless otherwise noted)

3. Trading Activities and Related Risks

The Company's trading activities are comprised of providing securities brokerage services. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;

- defined risk management policies and procedures supported by a rigorous analytic framework; and

- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, its capital structure, and current and anticipated market conditions.

Market Risk

The Company is exposed to some market risks. Exposures to market risks arise from equity price risk and foreign currency exchange rate fluctuations. The following discussion describes the types of market risk faced:

Equity Price Risk

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities owned to support IB LLC's customers trading of fractional shares, which are included in financial instruments owned, at fair value in the statement of financial condition. The Company attempts to limit such risks by continuously reevaluating prices and by owning no more than one share of each security.

Currency Risk

The Company, from time to time, may be exposed to market risk arising from foreign currency exchange rate fluctuations. The Company manages this risk by monitoring its exposure to foreign currency and using spot (i.e., cash) currency transactions as needed to reduce such exposure. The Company manages this risk using spot (i.e., cash) currency transactions and currency forward contracts.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is exposed to interest rate risk on cash balances. These risks are managed through investment policies.

Credit Risk

The Company is exposed to the risk of loss if a customer, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Such risks are deemed to be immaterial to the Company's business activities.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2024, except for cash held at one major financial institution, the Company did not have any material concentrations of credit risk outside the ordinary course of business.

Interactive Brokers Corp.
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands, unless otherwise noted)

4. Financial Assets and Financial Liabilities

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The tables below present, by level within the fair value hierarchy (see Note 2), financial assets and liabilities, measured at fair value on a recurring basis as of the December 31, 2024. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
Stocks	$ 10,873	$ —	$ —	$ 10,873
Total financial instruments owned, at fair value	$ 10,873	$ —	$ —	$ 10,873
Financial instruments sold, but not yet purchased, at fair value				
Stocks	$ 10,901	$ —	$ —	$ 10,901
Total financial instruments sold, but not yet purchased, at fair value	$ 10,901	$ —	$ —	$ 10,901

Financial Assets and Liabilities Not Measured at Fair Value

Financial assets and liabilities not measured at fair value are recorded at carrying value, which approximates fair value due to their short-term nature. The table below represents the carrying value, fair value and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's statement of financial condition as December 31, 2024. The table below excludes all non-financial assets and liabilities.

	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial assets, not measured at fair value:					
Cash	$ 53,116	$ 53,116	$ 53,116	$ —	$ —
Receivables from affiliates	31,176	31,176	—	31,176	—
Total financial assets, not measured at fair value:	$ 84,292	$ 84,292	$ 53,116	$ 31,176	$ —
Financial liabilities, not measured at fair value:					
Payables to affiliates	$ 33,146	$ 33,146	$ —	$ 33,146	$ —
Total financial liabilities, not measured at fair value:	$ 33,146	$ 33,146	$ —	$ 33,146	$ —

Interactive Brokers Corp.
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands, unless otherwise noted)

5. Property and Equipment

The table below presents balances related to property and equipment as of December 31, 2024.

Computer equipment	$	23,360
Office furniture and equipment		710
Leasehold improvements		1,038
Computer software		41
		25,149
Less - accumulated depreciation and amortization		(7,959)
Property and equipment, net	$	17,190

6. Leases

All of the Company's leases are classified as operating leases and primarily consist of real estate leases for corporate offices, data centers, and other facilities. As of December 31, 2024, the weighted-average remaining lease term on these leases is approximately 2.4 years and the weighted-average discount rate used to measure the lease liabilities is approximately 5.5%. For the year ended December 31, 2024, right-of-use assets obtained under new operating leases were $10,358. The Company's lease agreements do not contain any residual value guarantees, restrictions or covenants.

The table below presents balances reported in the statement of financial condition related to the Company's leases as of December 31, 2024.

Right-of-use assets	$	9,476
Lease liabilities	$	9,677

The table below reconciles the undiscounted cash flows of the Company's leases as of December 31, 2024 to the present value of its operating lease payments.

2025	$	4,446
2026		3,747
2027		2,125
2028		-
Thereafter		-
Total undiscounted operating lease payments		10,318
Less: imputed interest		(641)
Present value of operating lease liabilities	$	9,677

7. Employee Incentive Plans

Defined Contribution Plan

The Company offers all employees who have met minimum service requirements the opportunity to participate in defined contribution retirement plans qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. This plan provides for the Company to match 50% of the employees' pre-tax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years of service.

Interactive Brokers Corp.
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands, unless otherwise noted)

2007 Stock Incentive Plan

Under IBG, Inc.'s Stock Incentive Plan, up to 40 million shares of IBG, Inc.'s Class A common stock may be issued to satisfy vested restricted stock units granted to directors, officers, employees, contractors and consultants of the Company. The purpose of the Stock Incentive Plan is to promote the Company's long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine the eligibility to participate in the Stock Incentive Plan and establishes the terms and conditions of the awards, including the number of awards granted to each participant and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of IBG, Inc.'s restricted stock units. Stock Incentive Plan awards are subject to issuance over time. All previously granted but not yet earned awards may be canceled by the Company upon the participant's termination of employment or violation of certain applicable covenants before issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. is expected to continue to grant awards on or about December 31 of each year to eligible participants, including employees of the Company, as part of an overall plan of equity compensation. In 2021, the IBG, Inc.'s Compensation Committee approved a change to the vesting schedule for the Stock Incentive Plan. For awards granted on December 31, 2021 onwards, restricted stock units vest and become distributable to participants 20% on each vesting date, which is on or about May 9 of each year, assuming continued employment with the Company and compliance with non-competition and other applicable covenants. The vesting and distribution of grants prior to December 31, 2021 remain in accordance with the following schedule: (a) 10% on the first vesting date, which is on or about May 9 of each year; and (b) an additional 15% on each of the following six anniversaries of the first vesting.

Estimated future grants under the Stock Incentive Plan are accrued for ratably during each year (see Note 2). In accordance with the vesting schedule, outstanding awards vest and are distributed to participants yearly on or about May 9 of each year. At the end of each year, no vested awards remain undistributed.

The table below summarizes the Stock Incentive Plan activity for the period indicated.

	Stock Incentive Plan Units	Intrinsic Value of SIP Shares which Vested and were Distributed [1]
Balance, December 31, 2023	255,968	
Granted	54,890	
Canceled	(1,141)	
Distributed	(67,094)	$ 7,993
Balance, December 31, 2024	242,623	

(1) Intrinsic value of SIP units distributed represents the compensation value reported to the participants.

Awards previously granted but not yet earned under the Stock Incentive Plan are subject to the plan's post-employment provisions in the event a participant ceases employment with the Company. Through December 31, 2024, a total of 28,537 restricted stock units have been distributed under these post-employment provisions.

Interactive Brokers Corp.
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands, unless otherwise noted)

8. Commitments, Contingencies and Guarantees

Litigation

The Company accounts for potential losses related to litigation in accordance with FASB ASC Topic 450, "Contingencies." As of December 31, 2024, accruals for potential losses related to litigation matters were not probable or estimable and therefore no reserve accruals were deemed necessary.

9. Income Taxes

The table below presents significant components of the Company's deferred tax assets and liabilities, which are reported in other assets and in accounts payable, accrued expenses and other liabilities, respectively, in the statement of financial condition as of December 31, 2024.

Deferred tax assets		
Deferred compensation	$	2,206
IRC Section 174 R&E expenditures		4,137
Total deferred tax assets	$	6,343
Deferred tax liabilities		
Depreciation of property and equipment	$	1,423
Total deferred tax liabilities	$	1,423

As of and for the year ended December 31, 2024, the Company had no unrecognized tax liabilities as defined under ASC Topic 740 and no valuation allowances on deferred tax assets were required.

The Company is subject to taxation in the U.S. and various state jurisdictions. As of December 31, 2024, the Company's tax years for 2021 through 2023 are subject to examination by the respective tax authorities.

10. Related Party Transactions

The Company's related party transactions are mainly conducted with IB LLC and IBG LLC.

In the normal course of business, the Company executes trades in securities options for and on behalf of IB LLC, and acts as counterparty for IB LLC's customers trading of fractional shares. The Company also provides technical co-location and other administrative services to IB LLC. The related payables are included in payables to affiliates in the statement of financial condition.

Included in the statement of financial condition are the following amounts with related parties as of December 31, 2024.

Receivables from affiliates	$	31,176
Payables to affiliates	$	33,146

Interactive Brokers Corp.
Notes to Statement of Financial Condition
December 31, 2024
(Dollars in thousands, unless otherwise noted)

11. Segment Reporting and Geographic Information

Segment reporting

The Company operates as a single operating and reportable segment. The Company's chief operating decision maker ("CODM") assesses performance and allocates resources based on net income. The Company's CODM is its Chief Executive Officer.

The Company executes options transactions for its affiliate, IB LLC, on an agency basis, and acts as counterparty for IB LLC's customers trading of certain equity instruments, including fractional shares. The Company also provides technical co-location services to IB LLC.

Since the Company operates as a single segment, there are no reconciling items between segments and the amounts reported in this statement of financial condition, including total assets and segment assets. The accounting policies for the Company's single segment are the same as those described in the summary of significant accounting policies in Note 2.

Geographic information

The Company operates its business only in the U.S.

12. Net Capital Requirements

As a broker-dealer registered with the SEC and NFA, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Exchange Act, which specifies minimum net capital requirements and requires that the ratio of aggregate indebtedness to net capital, both as defined in the rule, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $23,969, which was $21,265 in excess of required net capital of $2,704, and a ratio of aggregate indebtedness to net capital of 1.7 to 1.

13. Subsequent Events

As required by FASB ASC Topic 855, "Subsequent Events", the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through the date the statement of financial condition was issued. No recordable or disclosable events, not otherwise reported in this statement of financial condition or the notes thereto, occurred.

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